HART & TRINEN, LLP

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

William T. Hart, P.C.		Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
(303) 839-0061

Will Hart

November 11, 2011

Paul Monsour

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Vanguard Energy Corporation

Registration Statement on Form S-1

File No. 333-174194

In reference to our letter to you dated November 10, 2011, the underwriter has proposed the following alternative disclose to be added to the end of the first partial paragraph on page 49 of the prospectus.

The holders of a majority of our outstanding shares, not including the shares held by parties to these lock-up agreements or our current officers and directors, may vote, or consent, to eliminate or modify the foregoing distribution preference and allow the parties to these lock-up agreements to share in any distribution of our assets or securities that occurs in connection with an extraordinary corporate event of the type enumerated above.

Please advise if you have any preference.

Very Truly Yours,

HART & TRINEN, L.L.P.

By:	/s/ William T. Hart
William T. Hart